SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of March, 2006
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP CFO to speak at
                                Morgan Stanley Conference
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
For Immediate Release
Contact:       Michael Perman
Phone:         (44) 0207-065-3942


AMVESCAP CFO TO SPEAK AT
MORGAN STANLEY EUROPEAN BANKS CONFERENCE


London - March 20, 2006. AMVESCAP Chief Financial Officer, Loren M. Starr, will be speaking at 10:30 am GMT on Thursday, March 23, 2006, at the Morgan Stanley European Banks Conference in London. During his presentation, Mr. Starr will also provide an update on the status of AMVESCAP's pending acquisition of PowerShares Capital Management, LLC. On March 15, 2006, PowerShares announced that it had exceeded $5 billion in assets under management.

The presentation will be available through a live webcast by accessing: http://customer.talkpoint.com/MORG007/032306a_kk/default.asp?entity=amvescap
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A replay of the presentation will be archived at the same URL through to April
21, 2006.

A copy of the PowerPoint presentation slides and a link to the webcast will be available on the day of the presentation on the AMVESCAP Web site at www.amvescap.com.


                                                               # # # # #

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, AIM Trimark, INVESCO, INVESCO PERPETUAL and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of enduring investment solutions for our retail, institutional and high net worth clients around the world. The company is listed on the London, New York and Toronto stock exchanges with the symbol "AVZ." Additional information is available at www.amvescap.com.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  20 March, 2006                   By   /s/  Michael S. Perman
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary